EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended September 30, 2008, the Chase Funds made the following permanent tax adjustments on the statement of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Growth Fund	$(455)	$455	—
Mid-Cap Fund	277,170	(212,113)	$(65,057)

The differences between book and tax relate primarily to reclassification of dividends, net operating losses and distribution in excess.

For the year ended September 30, 2008, the Rigel Funds made the following permanent tax adjustments on the statement of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
U.S. Equity Large Cap Growth Fund	$(31)	$29	$2
U.S. Equity Small-Mid Cap Growth Fund	38,247	—	(38,247)

These permanent differences primarily relate to Net Operating Losses.

The reclassifications have no effect on net assets or net asset value per share.